40-33

Kirkpatrick & Lockhart Nicholson Graham LLP

1800 Massachusetts Avenue, N.W.
Suite 200
Washington, DC 20036-1221
202.778.9000
Fax 202.778.9100
www.klng.com

JEFFREY B. MALETTA
(202) 778-9062
Fax: 202-778-9100
jmaletta@klng.com

05058066

811-21450
Branch 16

April 11, 2005

RECD S.E.C.
APR 11 2005
1086

BY HAND

EATON VANCE TAX ADVANTAGED DIVIDEND GROWTH FUND

Public Filing Room
United States Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Re: *Michelle Yameen v. Eaton Vance Distributors Inc., derivatively on behalf of Eaton Vance Tax Managed Growth Fund 1.1*
Civil Action No. 03-12437-RCL (U.S. District Court, Massachusetts)
Filing Pursuant to Section 33 of the Investment Company Act of 1940

Dear Sir or Madam:

Enclosed please find a copy of the Amended Derivative Complaint in the above-referenced civil action filed in the United States District Court for the District of Massachusetts.

Please do not hesitate to contact me if you have any questions concerning this matter.

Sincerely,

Jeffrey B. Maletta

JBM/bs
Enclosure

cc: Alan R. Dynner, Esq.

PROCESSED
JUL 22 2005
THOMSON FINANCIAL

DC-610030 v2 0302234-0231

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

MICHELLE YAMEEN, derivatively on behalf of the Eaton Vance Tax-Managed Growth Fund 1.1,

Plaintiff,

vs.

EATON VANCE DISTRIBUTORS, INC., JAMES B. HAWKES, SAMUEL L. HAYES, NORTON H. REAMER, LYNN A. STOUT, WILLIAM H. PARK, RONALD A. PEARLMAN, JESSICA M. BIBLIOWICZ, JACK L. TREYNOR, and DONALD R. DWIGHT,

Defendants, and

EATON VANCE TAX-MANAGED GROWTH FUND 1.1,

Nominal Defendant.

Civil Action No. 03-CV-12437 DPW

JURY TRIAL DEMANDED

AMENDED DERIVATIVE COMPLAINT

Submitted by the attorneys for the Plaintiff,

Edward F. Haber (BBO No. 215620)
Lara Sutherlin BBO (No. 651267)
SHAPIRO HABER & URMY LLP
53 State Street
Boston, MA 02109
(617) 439-3939

TABLE OF CONTENTS

Plaintiff, through her attorney, alleges upon information and belief, except as to the allegations which pertain to the plaintiff and her counsel, which are alleged upon personal knowledge. Plaintiff's information and belief are based, *inter alia*, on the investigation made by her attorneys.

INTRODUCTION

This is an action brought by the Plaintiff against the Defendants, derivatively on behalf of the Eaton Vance Tax-Managed Growth Fund 1.1 (the "Fund") for breach by the Defendants of their fiduciary duty to the Fund and the Fund's shareholders and for violation of Sections 36(a) and 36(b) of the Investment Company Act of 1940 (the "Investment Company Act" or "ICA"), 15 U.S.C. §80a-35(a) and (b). The Plaintiff alleges herein that the Defendant Eaton Vance Distributors, Inc., has breached, and continues to breach its fiduciary duty to the Fund and its shareholders and has violated, and continues to violate Sections 36(a) and 36(b) of the Investment Company Act by charging and receiving from the Fund Rule 12b-1 Distribution fees (the "Rule 12b-1 Distribution Fees"), which:

a) are not permitted by SEC Rule 12b-1, promulgated by the SEC pursuant to the Investment Company Act;

b) do not benefit the Fund or the Fund's shareholders; and

c) are excessive.

The Plaintiff further alleges that Defendants James B. Hawkes, Samuel L. Hayes, Norton H. Reamer, Lynn A. Stout, William H. Park, and Ronald A. Pearlman, the current trustees of the Fund, and Jessica M. Bibliowicz, Jack L. Treynor and Donald R. Dwight, former trustees of the Fund, violated and continue to violate Section 36(a) of the Investment Company Act and breached and continue to breach their fiduciary duty to the

Fund and its shareholders under Massachusetts law by approving the payment of Rule 12b-1 Distribution Fees to Defendant Eaton Vance Distributors, which:

a) are not permitted by SEC Rule 12b-1;

b) do not benefit the Fund or the Fund's shareholders; and

c) are excessive.

The Plaintiff seeks recovery for the Fund, from the Defendants, of the improper, unlawful and excessive Rule 12b-1 Distribution Fees paid by the Fund to Defendant Eaton Vance Distributors, and an injunction, enjoining the continued payment of the Rule 12b-1 Distribution Fees to the Defendant Eaton Vance Distributors.

JURISDICTION AND VENUE

1. This action arises under and is brought pursuant to Sections 36(a) and 36(b) of the Investment Company Act and the common law of the Commonwealth of Massachusetts.

2. This Court has jurisdiction over this action pursuant to Section 44 of the Investment Company Act and 28 U.S.C. §§1331, 1337 and 1367. The amount in controversy exceeds $75,000, exclusive of interest and costs.

3. Venue is proper in this district pursuant to Section 44 of the Investment Company Act and 28 U.S.C. §1391(b), because the Fund is organized pursuant to Massachusetts law and because Defendant Eaton Vance Distributors maintains its principal place of business and transacts business in this district and many of the acts complained of herein occurred in substantial part in this district.

4. In connection with the acts alleged in this Complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce including, but not limited to, the mails and interstate telephonic voice and data communications.

PARTIES

5. Plaintiff Michelle Yameen ("Plaintiff" or "Yameen") owns Class B shares of the Fund. She purchased those shares prior to March 1, 2001, when the Fund ceased selling its shares to new investors. Yameen is a resident of Massachusetts.

6. Defendant, Eaton Vance Distributors, Inc. ("EV Distributors") is the principal underwriter of the Fund, and it is a direct or indirect wholly owned subsidiary of Eaton Vance Corporation. Defendant Distributors is an "affiliated company" and "affiliated person" of Boston Management and Research ("BMR"), the Fund's investment advisor, as those terms are defined in Sections 2(a)(2) and 2(a)(3) of the Investment Company Act. Defendant Distributors is an affiliated person of BMR, as that term is used in Section 36(b) of the Investment Company Act.

7. The Nominal Defendant, Eaton Vance Tax-Management Growth Fund 1.1 (the "Fund"), is a series of Eaton Vance Mutual Funds Trust (the "Trust"), which is an open-end investment management company registered under the Investment Company Act. The Trust is a Massachusetts business trust.

8. Defendant James B. Hawkes ("Hawkes") has been a trustee of the Trust since 1991. Hawkes is a resident of Massachusetts.

9. Defendant Samuel L. Hayes ("Hayes") has been a trustee of the Trust since 1986. Hayes is a resident of Massachusetts.

10. Defendant Norton H. Reamer ("Reamer") has been a trustee of the Trust since 1986. Reamer is a resident of Massachusetts.

11. Defendant William H. Park ("Park") has been a trustee of the Trust since 2003. Park is a resident of Massachusetts.

12. Defendant Lynn A. Stout ("Stout") has been a trustee of the Trust since 1998. Stout is a resident of California.

13. Defendant Ronald A. Pearlman ("Pearlman") has been a trustee of the Trust since 2003. Pearlman is a resident of Washington, D.C.

14. Defendant Jessica M. Bibliowicz ("Bibliowicz") was a trustee of the Trust from 1998 through April 15, 2004. Bibliowicz is a resident of New York.

15. Defendant Jack L. Treynor ("Treynor") was a trustee of the Trust from 1984 through June 6, 2003. Treynor is a resident of California.

16. Defendant Donald R. Dwight ("Dwight") was as trustee of the Trust from 1986 through July 1, 2003. Dwight is a resident of New Hampshire.

17. The Defendants Hawkes, Hayes, Reamer, Park, Stout, Pearlman, Bibliowicz, Treynor and Dwight are sometimes collectively referred to herein as the "Trustee Defendants" or the "Defendant Trustees."

FACTS REGARDING THE FUND

18. The business and affairs of the Trust and of the Fund are purportedly managed under the direction of the Trust's Board of Trustees. There are six trustees who are the members of the Trust's Board of Trustees. They are the Defendants James B. Hawkes, Samuel L. Hayes, Norton H. Reamer, Lynn A. Stout, William H. Park and Ronald A. Pearlman.

19. Defendants Jessica M. Bibliowicz, Jack L. Treynor and Donald R. Dwight are former trustees of the Trust.

20. The trustees of the Trust identified in the two preceding paragraphs are sometimes collectively referred to herein as the "Trustees" or the "Board of Trustees" of the Trust and the Fund during the time that they served as trustees.

21. For all purposes under the Investment Company Act and SEC Rule 12b-1 promulgated thereunder, the Board of Trustees of the Trust constitute the "board of directors" of the Trust and the Fund, as the term "board of directors" is used in the Investment Company Act and Rule 12b-1.

22. For all purposes under the Investment Company Act and SEC Rule 12b-1, the Trustees are the "directors" of the Trust and the Fund, as the term "directors" is used in the Investment Company Act and Rule 12b-1.

23. The Trustees are the directors or trustees of numerous trusts which are part of the Eaton Vance complex, which trusts have between 171 and 191 portfolios.

24. The investment advisor for the Fund is Boston Management and Research ("BMR"). BMR is a subsidiary of Eaton Vance Management. BMR is directly or indirectly controlled and owned by Eaton Vance, Inc. and Eaton Vance Corporation.

25. BMR is the "investment advisor" to the Fund, as that term is defined in Section 2(a)(2) of the Investment Company Act, and as that term is used in Sections 36(a) and (b) of the Investment Company Act. BMR is an "affiliated company" and an "affiliated person" of the Defendant EV Distributors as those terms are defined in Sections 2(a)(2) and 2(a)(3)© of the Investment Company Act. BMR is an affiliated person of the

Defendant EV Distributors, as that term is used in Section 36(b) of the Investment Company Act.

26. EV Distributors is the Principal "Underwriter" of the Fund, as that term is defined in Section 2(a)(40) of the Investment Company Act and as that term is used in Sections 36(a) and (b) of the Investment Company Act.

SUBSTANTIVE ALLEGATIONS

The Rule 12b-1 Distribution Fees Paid by the Fund to EV Distributors During the Closed to New Investors Period Are Not Permitted by Rule 12b-1, Do Not Benefit the Fund or its Shareholders, and Are Excessive

27. From its inception on March 28, 1996 through February 28, 2001, shares of the Fund could be purchased by the public, including persons or entities which were already shareholders of the Fund and persons and entities which were not yet shareholders of the Fund.

28. As of March 1, 2001, the Fund ceased offering and selling shares of the Fund to any investors who were not already shareholders of the Fund. In the mutual fund industry, this is referred to as "closing" the Fund to new investors.

29. Accordingly, since March 1, 2001, no shares of the Fund have been sold to any investors who were not shareholders of the Fund prior to March 1, 2001. Likewise, since March 1, 2001, the only sales by the Fund of its shares have been to persons or entities which were shareholders of the Fund prior to March 1, 2001.

30. The period from March 1, 2001 to the present is sometimes referred to herein as the "Closed To New Investors Period."

31. SEC Rule 12b-1 permits, subject to specified requirements, a registered open-end management investment company to establish a Rule 12b-1 plan and to enter

into a Rule 12b-1 agreement, which plan and agreement provide for **payments** by the registered open-end management investment company for activities **which are primarily intended to result in the sale of shares issued by such company**, including, but not necessarily limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature.

32. SEC Rule 12b-1 requires that:

a. any Rule 12b-1 plan providing for distribution payments to be made by a registered open-end management investment company must be terminable at any time by a vote of a majority of the disinterested directors of the investment company; (Rule 12b-1 (b)(3)(iii));

b. any agreement to implement a Rule 12b-1 plan providing for distribution payments to be made by a registered open-end management investment company must be terminable, without penalty, on 60 days notice by a vote of a majority of the disinterested directors of the investment company; (Rule 12b-1 (b)(3)(iv)(A));

c. any Rule 12b-1 plan or agreement to implement such a plan, which provides that it shall continue in effect for more than one year, must provide that such continuance be specifically approved, at least annually, by a majority of the board of directors and a majority of the disinterested directors; (Rule 12b-1 (b)(3)(I));

d. directors of an investment company may not approve the implementation or the continuation of a Rule 12b-1 plan or agreement, unless they conclude, in the exercise of reasonable business judgment and in light of their fiduciary duties under state law and under Sections 36(a) and (b) of the Investment Company Act, that there is **a reasonable likelihood that the plan will benefit the investment company and its shareholders;** (Rule 12b-1(e)).

33. In light of the lack of any public sales or distribution of shares of the Fund since March 1, 2001, the costs incurred by EV Distributors or any other affiliated company of the Defendants since March 1, 2001, for any activity which was or will be primarily intended to result in the sale of shares issued by the Fund since March 1, 2001, including, but not limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature, have been and will continue to be minimal.

34. The Fund enacted a plan (the "Plan"), purportedly pursuant to SEC Rule 12b-1. Under this Plan, the Fund would pay EV Distributors an annual asset based sales charge (calculated daily) equal to .75% of the net asset value of the Fund's Class B and C shares. These asset based charges are hereinafter referred to as "Sales Charges."

35. Also pursuant to the Plan, the Fund would pay annual trail commissions or service fees (calculated daily) equal to .25% of the net asset value of the Class A, B and C shares of the Fund. These fees are hereinafter referred to as "Trail Commissions." The Trail Commissions are separate and distinct from the Sales Charges.

36. The Sales Charges and Trail Commissions are sometimes collectively referred to herein as "Rule 12b-1 Distribution Fees."

37. The Plan was approved by a unanimous vote of the Board of Trustees of the Fund.

38. The Fund enacted an agreement (the "Agreement"), pursuant to the Plan and purportedly pursuant to SEC Rule 12b-1. Under this Agreement, the Fund would pay EV

Distributors an annual Sales Charge (calculated daily) equal to .75% of the net asset value of the Fund's Class B and C shares.

39. Also pursuant to the Agreement, the Fund would pay annual Trail Commissions (calculated daily) equal to .25% of the net asset value of the Class A, B and C shares of the Fund.

40. The Agreement was approved by a unanimous vote of the Board of Trustees of the Fund and by a unanimous vote of the "Noninterested" Trustees of the Fund.

41. The Plan and Agreement both provide (as required by Rule 12b-1(b)(3)(I)) that they may continue for more than one year only if they are specifically approved by a vote of the Board of Trustees and by a vote of the "Noninterested" Trustees, at least annually.

42. As detailed below, the Trustees and the "Noninterested" Trustees voted unanimously to continue the Plan and the Agreement, at least annually since their original approval of the Plan and the Agreement.

43. The Trustees, at least quarterly since the adoption of the Plan and the Agreement, have received a written report of the amount paid by the Fund to EV Distributors and the purposes for which such expenditures were made. The Trustees did not vote to discontinue or terminate the Plan or the Agreement after their receipt of any of those reports.

44. Since March 1, 2001, when the Fund ceased selling shares to the general public, the Fund has been charged by, and has paid to, EV Distributors, pursuant to the Plan and the Agreement, Sales Charges (calculated daily and paid monthly) equal to .75 % of the net asset value of the Fund's Class B and C shares per year, as well as a Trail

Commissions equal to .25% of the net asset value of the Fund's Class A, B and C shares per year.

45. Plaintiff estimates that during the period from March 1, 2001 through December 31, 2001, the Fund paid EV Distributors approximately $30.5 million in Sales Charges and $13.5 million in Trail Commissions, for a total of $44 million in Rule 12b-1 Distribution Fees.

46. During its fiscal year ended December 31, 2002, the Fund paid EV Distributors $28.5 million in Sales Charges and $12.6 million in Trail Commissions, for a total of $41,043,633 in Rule 12b-1 Distribution Fees.

47. During its fiscal year ended December 31, 2003, the Fund paid EV Distributors $22.2 million in Sales Charges and $9.7 million in Trail Commissions, for a total of $31,936,185 in Rule 12b-1 Distribution Fees.

48. During the six months ended June 30, 2004, the Fund paid EV Distributors $11.3 million in Sales Charges and $5.0 million in Trail Commissions. Plaintiff estimates that the Fund, since June 30, 2004, continued to pay EV Distributors approximately the same periodic amounts for Rule 12b-1 Distribution Fees as it did during the six months ended June 30, 2004. Hence, the Plaintiff estimates that the Fund paid Distributors approximately $22.7 million in Sales Charges and $10.0 million in Trail Commissions, for a total of $32.7 million in Rule 12b-1 Distribution Fees during its fiscal year ended December 31, 2004.

49. The original Complaint in this action was filed on December 3, 2003. Plaintiff estimates that the Fund has paid EV Distributors approximately $51.0 million in Sales Charges and $22.5 million in Trail Commissions, for a total of $73.5 million in Rule 12b-1

Distribution Fees during the period commencing on December 3, 2002, one year prior to the filing of the original Complaint to the present; and $107.7 million in Sales Charges and $47.6 million in Trail Commissions, for a total of approximately $155.3 million in Rule 12b-1 Distribution Fees from March 1, 2001, when the Fund ceased selling shares to the general public, to the present.

50. The Rule 12b-1 Distribution Fees paid by the Fund to EV Distributors during the Closed To New Investors Period were excessive, because those payments materially exceeded the expenses incurred by EV Distributors during that time period, which expenses were incurred primarily to result in the sale of shares issued by the Fund during that time period, including, but not limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature. In fact, as explained above, those expenses of EV Distributors during the Closed To New Investors Period were minimal.

51. The Rule 12b-1 Distribution Fees paid by the Fund to EV Distributors during the Closed to New Investors period were not authorized by, nor permitted by Rule 12b-1, because those payments were not primarily intended to result in, and they did not result in, the sale of shares issued by the Fund during the Closed to New Investors Period.

52. The Rule 12b-1 Distribution Fees paid by the Fund to EV Distributors during the Closed to New Investors period were not authorized by, nor permitted by Rule 12b-1, because there was no reasonable likelihood that the payment of the Rule 12b-1 Distribution Fees by the Fund to EV Distributors during the Closed to New Investors Period,

pursuant to the Plan and the Agreement, would benefit, and payment of those Rule 12b-1 Distribution Fees did not benefit, the Fund and its shareholders.

53. Plaintiff estimates that the Fund, after the filing of this Amended Complaint, will continue to pay EV Distributors approximately the same periodic amounts for Rule 12b-1 Distribution Fees as it did during the six months ended June 30, 2004. Accordingly, the Plaintiff estimates that the Fund will pay EV Distributors, each month after the filing of this Amended Complaint, approximately $1.9 million in Sales Charges and $0.8 million in Trail Commissions, for a total of $2,729,000 in Rule 12b-1 Distribution Fees.

54. The Rule 12b-1 Distribution Fees that will be paid by the Fund to EV Distributors after the filing of this Amended Complaint will be excessive, because those payments will materially exceed the expenses that will be incurred by EV Distributors after the filing of the Amended Complaint, which expenses will be incurred primarily to result in the sale of shares issued by the Fund after the filing of this Amended Complaint, including, but not limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature. In fact, as explained above, those expenses of EV Distributors after the filing of this Amended Complaint, will be minimal.

55. The Rule 12b-1 Distribution Fees currently being paid by the Fund to EV Distributors during the Closed to New Investors period are not authorized by, nor permitted by Rule 12b-1, because those payments are not primarily intended to result in, and are not resulting in, the sale of shares issued by the Fund during the Closed to New Investors Period.

56. The Rule 12b-1 Distribution Fees currently being paid by the Fund to EV Distributors during the Closed to New Investors period are not authorized by, nor permitted by Rule 12b-1, because there is no reasonable likelihood that the payment of the Rule 12b-1 Distribution Fees by the Fund to EV Distributors during the Closed to New Investors Period, pursuant to the Plan and the Agreement, will benefit, the Fund and its shareholders.

57. In light of the fact that no sales of Fund shares have been, or will be, made to the public after March 1, 2001, the continuation of the Fund's Plan and the Fund's Agreement with the Defendant Distributors, after March 1, 2001 was, (and continues to be), without any reasonable basis because there was, (and continues to be), no reasonable likelihood that the continuation of the Plan and the Agreement during that time period would benefit the Fund and its shareholders.

58. In light of the fact that no sales of Fund shares have been, or will be, made to the public after March 1, 2001, the payment by the Fund of the above-referenced Rule 12b-1 Distribution Fees since March 1, 2001, was, (and continues to be), without any reasonable basis because there was, (and continues to be), no reasonable likelihood that the payment by the Fund of the above-referenced Rule 12b-1 Distribution Fees to EV Distributors during that time period would benefit the Fund and its shareholders.

The Trustees' Annual Approval, on April 17, 2001, of the Continued Payment of the Rule 12b-1 Distribution Fees by the Fund

59. On April 17, 2001, the Trustees held a meeting at which the Trustees were to consider and act upon the continuation of the Rule 12b-1 Distribution and Service Plans ("Plans") and Distribution Agreements ("Agreements") of all of the Eaton Vance Mutual

Funds. At that meeting, the Trustees approved the continuation of Plans and Agreements for all the Eaton Vance Mutual Funds, including the Fund at issue in this case. That meeting will hereinafter be referred to as the "April 17, 2001 Meeting."

60. Prior to the April 17, 2001 Meeting, the disinterested Trustees sought legal advice from their legal counsel, Goodwin Proctor, LLP ("Goodwin Proctor"), regarding their duties under Rule 12b-1 and the Investment Company Act, in connection with the annual reviews of, and approval of the continuation of the Eaton Vance Funds' Rule 12b-1 Distribution Plans and Agreements. In a memorandum to the Trustees dated April 2, 2001 (hereinafter the "Goodwin Proctor April 2, 2001 Memorandum"), Goodwin Proctor advised the Trustees as follows:

> An investment company may adopt or continue a plan to finance distribution of its shares pursuant to Rule 12b-1 only if the trustees who vote to approve the plan conclude, in the exercise of reasonable business judgment and in light of their fiduciary duties under state law and the Act, that there is a reasonable likelihood that the plan will benefit the company and its shareholders....Rule 12b-1 places the ultimate responsibility for a decision to use fund assets for distribution expenses with the board as a whole and particularly with the independent trustees.

Id. at 1 -2, emphasis in original.

61. In the Goodwin Proctor April 2, 2001 Memorandum, Goodwin Proctor also advised the Trustees that the SEC believes that in deciding whether to continue a Rule 12b-1 Plan and Agreement, "...the trustees should consider specifically the effect of the plan on existing shareholders ..." and Goodwin Proctor advised the trustees that: **"A fund should not incur distribution expenses unless the trustees believe that it is in the best interests of the fund and its shareholders to do so."** *Id.* at 4, *emphasis added.*

62. In the Goodwin Proctor April 2, 2001 Memorandum, Goodwin Proctor also advised the Trustees as follows:

> In the case of a decision as to whether to continue an existing plan, the trustees should review whether the plan has in fact produced the anticipated benefits for the fund and its shareholders...The Commission [the SEC] considers this factor extremely important because, while it may be quite difficult to predict the effectiveness of a proposed plan, the experience with an existing plan should greatly enhance the trustees' ability to make an informed decision about whether that plan...is of benefit to the fund.

Id. at 4.

63. In the Goodwin Proctor April 2, 2001 Memorandum, Goodwin Proctor also specifically advised the Trustees of their legal obligation under Rule 12b-1, regarding the keeping of, and contents of minutes of the Trustees' meetings at which the Trustees vote whether to continue a Rule 12b-1 plan. Goodwin Proctor advised the Trustees as follows:

> **Requirement as to Minutes of Trustees' Approval of the Plan**
>
> Rule 12b-1 requires that the minutes of a trustees' meeting ... continuing a distribution plan pursuant to Rule 12b-1 *specifically describe the factors considered and the basis for the decision to use fund assets for distribution expenses.*

Id. at 4, bold, underlined emphasis in original; *italics emphasis added.*

64. Finally, in the Goodwin Proctor April 2, 2001 Memorandum, Goodwin Proctor advised the Trustees about then recent court decisions regarding trustees' adoption or continuation of 12b-1 plans, including the decision in *Krinsk v. Fund Asset Management, Inc.*, 715 F. Supp 472 (S.D.N.Y. 1988) (aff'd, 875 F.2d 404 (2d Cir. 1989) *cert denied,* 110 S.Ct 281 (1989). Goodwin Proctor advised the Trustees that the court in *Krinsk* ruled that various types of payments by a fund may be permitted under Rule 12b-1, "... **so long as**

the primary intent [of the payment] is to increase the size of the Fund." *Id.* at 5 (quoting *Krinsk, emphasis added*).

65. In connection with the April 17, 2001 Meeting, EV Distributors, either directly or through one of its affiliates called Eaton Vance Management ("EV Management"), provided the Trustees with a memorandum entitled "Memorandum Regarding The Proposed Continuation of 12b-1 Distribution Plans," dated April 17, 2001, which concerned the Rule 12b-1 Plans of Class B shares of 64 Eaton Vance mutual funds (the "Eaton Vance Class B Funds") (hereinafter the "April 17, 2001 Class B Memorandum"). The Fund at issue here is one of those 64 Eaton Vance Class B Funds.

66. The April 17, 2001 Class B Memorandum was prepared in response to the Trustees' request for "... such information as may reasonably be necessary for them to make an informed determination of whether each Fund's Class B Distribution Plan ('Class B Plan') should be continued in effect through the next annual Distribution Plan renewal date." April 17, 2001 Class B Memorandum at 2.

67. The Trustees made an identical request for information regarding the Rule 12b-1 Plans of Class C shares of 25 Eaton Vance mutual funds (the "Eaton Vance Class C Funds"). The Fund at issue here is one of those 25 Eaton Vance Class C Funds.

68. In connection with the April 17, 2001 Meeting, EV Distributors, either directly or through its affiliate EV Management, provided the Trustees with a memorandum entitled "Memorandum Regarding The Proposed Continuation of 12b-1 Distribution Plans," dated April 17, 2001, which concerned the Rule 12b-1 Plans of the Eaton Vance Class C Funds (hereinafter the "April 17, 2001 Class C Memorandum"). (The April 17, 2001 Class B

Memorandum and April 17, 2001 Class C Memorandum are hereinafter collectively referred to as the "April 17, 2001 Memoranda").

69. In the April 17, 2001 Memoranda, no distinction is made between those Eaton Vance Class B and Class C Funds whose shares are being sold to new investors, and those, like the Fund at issue in this case, that are closed to new investors. Rather, the April 17, 2001 Memoranda recommend, *en masse*, "... that the Trustees vote to continue each Fund's Class B Plan" (April 17, 2001 Class B Memorandum at 2) and "... that the Trustees vote to continue each Fund's Class C Plan." April 17, 2001 Class C Memorandum at 1.

70. The principal rationale provided in the April 17, 2001 Memoranda for continuing the 12b-1 Plans and Agreements for the Eaton Vance Class B Funds and the Eaton Vance Class C Funds, was that the payments by the funds of the Rule 12b-1 Distribution Fees would give investment dealers sufficient incentive to continue to sell shares of the funds. The April 17, 2001 Memoranda do not even acknowledge, or discuss in any way, that the Fund had been closed to the public; was no longer selling its Class B and C shares to the public; and hence had no reason to or need to expend its money to create an incentive for brokers to sell its shares. Utterly ignoring that situation, the April 17, 2001 Memoranda recommended the continuation of the Fund's Class B and Class C Rule 12b-1 Plans and Agreements because: "**Each fund needs a continuous flow of new investment moneys**..." April 17, 2001 Class B Memorandum at 8; April 17, 2001 Class C Memorandum at 7.

71. Again ignoring the fact that the Fund was no longer selling its shares to the public, the April 17, 2001 Memoranda recommended that the Fund's Rule 12b-1 Class B and C Plans be continued because if those plans were not continued:

> ... it will be imperative for the Fund to substitute a distribution arrangement incorporating an initial sales load to be deducted from the investors' fund prior to the acquisition of Class B shares [or Class C shares]. We ... believe a substitution of such a system at this time would be detrimental to the Fund, its existing ... shareholders and future investors.

April 17, 2001 Class B Memorandum at 10; April 17, 2001 Class C Memorandum at 8.

72. Of course, since the Fund was no longer selling its shares to the public, if the Fund's Rule 12b-1 Plans were terminated by the Trustees, it would not have been "imperative for the Fund to substitute a distribution arrangement" for the sale of the Fund's shares which would have been "...detrimental to the Fund, its existing ... shareholders and future investors." *Id.*

73. The April 17, 2001 Memoranda, again ignoring the fact that sales of the Fund's shares were no longer being sold to new investors, recommend continuation of the Fund's Rule 12b-1 Plan because it would encourage and create incentives for brokers to sell the Fund's shares. EV Distributors and EV Management state in the April 17, 2001 Memoranda:

> Continuation of the ... Distribution Plan is critical to the existence and preservation of each Fund's distribution system ... **Each Fund's ... [Rule 12b-1] Plan has caught the attention of a strong group of registered representatives at various investment dealers who have promoted the sale of the Fund's ... shares to their customers.**
>
> We therefore recommend no changes in any Fund's [Rule 12b-1] Plan, in the amount of sales commissions and distribution fees payable to the Principal Underwriter, or in the amount of sales commissions payable by the Principal

> Underwriter to Authorized Firms at this time. **We believe that any changes at this time may adversely affect the willingness of Authorized Firms and their registered representatives to sell Fund shares**, provide continuing services to shareholders, and discourage hasty or unwise redemptions.

April 17, 2001 Class B Memorandum at 11; April 17, 2001 Class C Memorandum at 9, *emphasis added.*

74. In connection with the April 17, 2001 Meeting, EV Distributors, either directly or through its affiliate EV Management, also provided the Trustees with a memorandum entitled "Memorandum Regarding The Proposed Continuation of Service Plans," dated April 17, 2001, which concerned the Rule 12b-1 Plans of Class A shares of 59 Eaton Vance mutual funds (the "Eaton Vance Class A Funds) (hereinafter the "April 17, 2001 Class A Memorandum"). The Fund at issue here is one of those 59 Eaton Vance Class A Funds.

75. The April 17, 2001 Class A Memorandum was prepared in response to the Trustees' request for "... such information as may reasonably be necessary for them to make an informed determination of whether each Fund's Class A Service Plan ('Class A Plan') should be continued in effect through the next annual Service Plan renewal date." April 17, 2001 Class A Memorandum at 1.

76. The April 17, 2001 Class A Memorandum, again ignoring the fact that sales of the Fund's shares were no longer being sold to new investors, recommend continuation of the Fund's Rule 12b-1 Service Plan because it would encourage and create incentives for brokers to sell the Fund's shares. EV Distributors and EV Management state in the April 17, 2001 Class A Memorandum:

> It is unlikely, for example, that an investment dealer would consider recommending a $10,000 sale of a Fund's Class A shares at the Fund's applicable sales charge level to a new investor if the Fund's Class A shares were not offering a service fee. If each Fund's Class A Plan is not continued, the Principal Underwriter will have to consider what changes are necessary in order to maintain each Fund's relationship with its current investment dealers.

April 17, 2001 Class A Memorandum at 5.

77. And again, without distinction between closed and open funds, and indeed, without even acknowledging that the Fund was no longer selling its Class A shares to the public, EV Management recommended the continuation of the Fund's Class A Rule 12b-1 Service Plan and Agreement because:

> It is very important for each Fund to continue to maintain an appropriate Service Plan that will give investment dealers sufficient incentives to provide an adequate cash flow for the Fund. Each fund needs a continuous flow of new investment monies...

April 17, 2001 Class A Memorandum at 3.

78. As Goodwin Proctor correctly advised the Trustees in the Goodwin Proctor April 2, 2001 Memorandum, Rule 12b-1(d) requires that the Trustees, in deciding whether to implement or continue a Rule 12b-1 Plan, must "... consider and give appropriate weight to all pertinent factors..." and requires that "...**minutes describing the factors considered and the basis for the decision to use company assets for distribution must be made and preserved ...**" (*Emphasis added*).

79. The minutes of the April 17, 2001 Meeting do not contain any indication that the Trustees, in deciding to continue the Fund's Rule 12b-1 Plans and Agreements, gave any consideration, whatsoever, to the highly pertinent factor that sales of the Fund's shares had been closed to new investors.

80. The minutes of the April 17, 2001 Meeting do not contain any indication that the Trustees, in deciding to continue the Fund's Rule 12b-1 Plans and Agreements, questioned, or gave any consideration, whatsoever, to fact that the April 17, 2001 Memoranda, and the April 17, 2001 Class A Memorandum, did not even acknowledge, or discuss in any way, that the Fund had been closed to the public; was no longer selling its shares to the public; and hence had no reason to or need to expend its money to create an incentive for brokers to sell its shares.

81. When the Trustees decided, at the April 17, 2001 meeting, to continue the Fund's Rule 12b-1 Plans and Agreements, they did not give any consideration, whatsoever, to the highly pertinent factor that sales of the Fund's shares had been closed to new investors.

82. The minutes of the April 17, 2001 Meeting do not contain any indication that the Trustees, in deciding to continue the Fund's Rule 12b-1 Plans and Agreements, gave any consideration, whatsoever, to the highly pertinent factor that continuation of the Plans and Agreements was not needed to, and would not, result in the sale of shares of the Fund in the future.

83. When the Trustees decided, at the April 17, 2001 meeting, to continue the Fund's Rule 12b-1 Plans and Agreements, they did not give any consideration, whatsoever, to the highly pertinent factor that continuation of the Plans and Agreements was not needed to, and would not, result in the sale of shares of the Fund in the future.

84. In approving the continuation of the Fund's Rule 12b-1 Plans and Agreements at the April 17, 2001 Meeting, the Trustee Defendants utterly failed to consider the fact that since the sales of the Fund's shares had been closed to new investors, that

continuation of the Plans and Agreements would not benefit the Fund or the shareholders of the Fund.

85. The Trustee Defendants' approval of the Rule 12b-1 Plans and Agreements at the April 17, 2001 meeting was not the product of, and could not have been the result of arm's length bargaining or negotiations.

86. The Trustee Defendants approved the continuation of the Fund's Rule 12b-1 Plans and Agreements for another year, at the April 17, 2001 Meeting, even though the payments to be made by the Fund under the Fund's Plans and Agreements were not primarily intended to result in the sale of shares issued by the Fund and there was no reasonable likelihood that the continuation of the Fund's Plans and Agreements would benefit to the Fund or its shareholders.

The Trustees' Annual Approval, on April 15, 2002, of the Continued Payment of the Rule 12b-1 Distribution Fees by the Fund

87. On April 15 2002, the Trustees held a meeting at which the Trustees were to consider and act upon the continuation of the Rule 12b-1 Distribution and Service Plans and Distribution Agreements of all of the Eaton Vance Mutual Funds. At that meeting, the Trustees approved the continuation of Plans and Agreements for all the Eaton Vance Mutual Funds, including the Fund at issue in this case. That meeting of the Trustees is hereinafter referred to as the "April 15, 2002 Meeting."

88. As with the April 17, 2001 Meeting, prior to the April 15, 2002 Meeting, the disinterested Trustees sought legal advice from their legal counsel, Goodwin Proctor, regarding their duties under Rule 12b-1 and the Investment Company Act, in connection with the annual reviews of, and approval of the continuation of, the Eaton Vance Funds'

Rule 12b-1 Distribution Plans and Agreements. In a memorandum to the Trustees dated March 29, 2002 (hereinafter the "Goodwin Proctor March 29, 2002 Memorandum"), Goodwin Proctor provided the Trustees with advice that was identical to the advice that it had provided in the Goodwin Proctor April 2, 2001 Memorandum, as quoted in paragraphs 60-64 above.

89. In connection with the April 15, 2002 Meeting, EV Distributors, either directly or through one of its affiliates called Eaton Vance Management ("EV Management"), provided the Trustees with a memorandum entitled "Memorandum Regarding The Proposed Continuation of 12b-1 Distribution Plans," dated April 15, 2002, which concerned the Rule 12b-1 Plans of Class B shares of 66 Eaton Vance Mutual Funds (the "Eaton Vance Class B Funds") (hereinafter the "April 15, 2002 Class B Memorandum"). The Fund at issue here is one of those 66 Eaton Vance Class B Funds.

90. The April 15, 2002 Class B Memorandum was prepared in response to the Trustees' request for "... such information as may reasonably be necessary for them to make an informed determination of whether each Fund's Class B Distribution Plan ('Class B Plan') should be continued in effect through the next annual Distribution Plan renewal date." April 15, 2002 Class B Memorandum at 2.

91. The Trustees made an identical request for information regarding the Rule 12b-1 Plans of Class C shares of 28 Eaton Vance mutual funds (the "Eaton Vance Class C Funds"). The Fund at issue here is one of those 28 Eaton Vance Class C Funds.

92. In connection with the April 15, 2002 Meeting, EV Distributors, either directly or through its affiliate EV Management, provided the Trustees with a memorandum entitled "Memorandum Regarding The Proposed Continuation of 12b-1 Distribution Plans," dated

April 15, 2002, which concerned the Rule 12b-1 Plans of the Eaton Vance Class C Funds (hereinafter the "April 15, 2002 Class C Memorandum"). (The April 15, 2002 Class B Memorandum and April 15, 2002 Class C Memorandum are hereinafter collectively referred to as the "April 15, 2002 Memoranda").

93. In the April 15, 2002 Memoranda, no distinction is made between those Eaton Vance Class B and Class C Funds whose shares are being sold to new investors, and those, like the Fund at issue in this case, that are closed to new investors. Rather, repeating the identical statements made in the April 17, 2001 Memoranda, as quoted above in paragraphs 70-74, the April 15, 2002 Memoranda recommend, *en masse*, "... that the Trustees vote to continue each Fund's Class B Plan" (April 15, 2002 Class B Memorandum at 2) and "... that the Trustees vote to continue each Fund's Class C Plan." April 15, 2002 Class C Memorandum at 1.

94. Also in connection with the April 15, 2002 Meeting, EV Distributors, either directly or through its affiliate EV Management, provided the Trustees with a memorandum entitled "Memorandum Regarding The Proposed Continuation of Service Plans," dated April 15, 2002, which concerned the Rule 12b-1 Plans of Class A shares of 62 Eaton Vance mutual funds (the "Eaton Vance Class A Funds") (hereinafter the "April 15, 2002 Class A Memorandum"). The Fund at issue here is one of those 62 Eaton Vance Class A Funds.

95. The April 15, 2002 Class A Memorandum was prepared in response to the Trustees' request for "... such information as may reasonably be necessary for them to make an informed determination of whether each Fund's Class A Service Plan ('Class A

Plan') should be continued in effect through the next annual Service Plan renewal date." April 15, 2002 Class A Memorandum at 1.

96. The April 15, 2002 Class A Memorandum, again ignoring the fact that sales of the Fund's shares were no longer being sold to new investors, recommends continuation of the Fund's Rule 12b-1 Service Plan, repeating the identical statements made in the April 17, 2001 Class A Memorandum, as quoted above in paragraphs 76-77.

97. As stated earlier, Goodwin Proctor advised the Trustees that when determining whether to continue an existing 12b-1 Plan, they should consider whether the Plan had succeeded in producing the anticipated benefits for the Fund and its shareholders. Goodwin Proctor Memorandum March 29, 2002 at 4.

98. Seemingly in response to Goodwin Proctor's directive, in the April 15, 2002, Memoranda and the April 15, 2002 Class A Memorandum, EV Distributors and EV Management state: "The success of the service fee [distribution fee] effort to date is evidenced by an examination of the sales and redemptions of the Funds' Class A [Class B] shares from their inception through December 31, 2001." April 15, 2002 Class A Memorandum at 4; April 15, 2002 Class B Memorandum at 6 ; and *see also* April 15, 2002 Class C Memorandum at 6. EV Distributors and EV Management then invite the Trustees to examine empirical data, which purportedly shows the Fund's Rule 12b-1 Plan's success in increasing sales to counteract net redemptions of the Fund.

99. In fact, contrary to the representations of EV Distributors and EV Management, Exhibit C to each Memorandum shows that the net sales of the Fund had markedly decreased each year since the Fund was closed to new investors, while net redemptions markedly increased.

100. Exhibit C to the April 15, 2002 Class A Memorandum discloses the following regarding the Fund's Class A shares:

	Sales	Redemptions
Year Ended 12/31/00	500,304,307	244,521,628
Year Ended 12/31/01	308,737,223	298,981,698

101. Exhibit C to the April 15, 2002 Class B Memorandum discloses the following regarding the Fund's Class B shares:

	Sales	Redemptions
Year Ended 12/31/00	773,600,613	361,270,148
Year Ended 12/31/01	338,436,109	468,391,271

102. Exhibit C to the April 15, 2002 Class C Memorandum discloses the following regarding the Fund's Class C shares:

	Sales	Redemptions
Year Ended 12/31/00	773,600,613	361,270,148
Year Ended 12/31/01	211,153,206	209,186,876

103. The minutes of the April 15, 2002 Meeting do not contain any indication that the Trustees, in deciding to continue the Fund's Rule 12b-1 Plans and Agreements, gave any consideration, whatsoever, to the highly pertinent factor that sales of the Fund's shares had been closed to new investors.

104. The minutes of the April 15, 2002 Meeting do not contain any indication that the Trustees, in deciding to continue the Fund's Rule 12b-1 Plans and Agreements, questioned, or gave any consideration, whatsoever, to fact that the April 15, 2002 Memoranda, and the April 15, 2002 Class A Memorandum, did not even acknowledge, or discuss in any way, that the Fund had been closed to the public; was no longer selling its shares to the public; and hence had no reason to or need to expend its money to create an incentive for brokers to sell its shares.

105. When the Trustees decided, at the April 15, 2002 meeting, to continue the Fund's Rule 12b-1 Plans and Agreements, they did not give any consideration, whatsoever, to the highly pertinent factor that sales of the Fund's shares had been closed to new investors.

106. The minutes of the April 15, 2002 Meeting do not contain any indication that the Trustees, in deciding to continue the Fund's Rule 12b-1 Plans and Agreements, gave any consideration, whatsoever, to the highly pertinent factor that continuation of the Plans and Agreements was not needed to, and would not, result in the sale of shares of the Fund in the future.

107. When the Trustees decided, at the April 15, 2002 meeting, to continue the Fund's Rule 12b-1 Plans and Agreements, they did not give any consideration, whatsoever, to the highly pertinent factor that continuation of the Plans and Agreements was not needed to, and would not, result in the sale of shares of the Fund in the future.

108. In approving the continuation of the Fund's Rule 12b-1 Plans and Agreements at the April 15, 2002 Meeting, the Trustee Defendants utterly failed to consider the fact that since the sales of the Fund's shares had been closed to new investors, that continuation of the Plans and Agreements would not benefit the Fund or the shareholders of the Fund.

109. The Trustee Defendants' approval of the Rule 12b-1 Plans and Agreements at the April 15, 2002 meeting was not the product of, and could not have been the result of, arm's length bargaining or negotiations.

110. The Trustee Defendants approved the continuation of the Fund's Rule 12b-1 Plans and Agreements for another year, at the April 15, 2002 Meeting, even though the

payments to be made by the Fund under the Fund's Plans and Agreements were not primarily intended to result in the sale of shares issued by the Fund and there was no reasonable likelihood that the continuation of the Fund's Plans and Agreements would benefit to the Fund or its shareholders.

The Trustees' Annual Approval, on April 14, 2003, of the Continued Payment of the Rule 12b-1 Distribution Fees by the Fund

111. On April 14, 2003, the Trustees held a meeting at which the Trustees were to consider and act upon the continuation of the Rule 12b-1 Distribution and Service Plans and Distribution Agreements of all of the Eaton Vance Mutual Funds. At that meeting, the Trustees approved the continuation of Plans and Agreements for all the Eaton Vance Mutual Funds, including the Fund at issue in this case. That meeting of the Trustees is hereinafter referred to as the "April 14, 2003 Meeting."

112. As with the April 17, 2001 and April 15, 2002 Meetings, prior to the April 14, 2003 Meeting, the disinterested Trustees sought legal advice from their legal counsel, Goodwin Proctor, regarding their duties under Rule 12b-1 and the Investment Company Act, in connection with the annual reviews of, and approval of the continuation of the Eaton Vance Funds' Rule 12b-1 Distribution Plans and Agreements. In a memorandum to the Trustees dated April 4, 2003 (hereinafter the "Goodwin Proctor April 4, 2003 Memorandum"), Goodwin Proctor provided the Trustees with the identical advice as it had provided to the Trustees in the Goodwin Proctor April 17, 2001 Memorandum, as quoted in paragraphs 60-64 above.

113. In connection with the April 14, 2003 Meeting, EV Distributors, either directly or through its affiliate EV Management, provided the Trustees with a memorandum entitled

"Memorandum Regarding The Proposed Continuation of 12b-1 Distribution Plans," dated April 14, 2003, which concerned the Rule 12b-1 Plans of Class B shares of 73 Eaton Vance Mutual Funds (the "Eaton Vance Class B Funds") (hereinafter the "April 14, 2003 Class B Memorandum"). The Fund at issue here is one of those 73 Eaton Vance Class B Funds.

114. The April 14, 2003 Class B Memorandum was prepared in response to the Trustees' request for "... such information as may reasonably be necessary for them to make an informed determination of whether each Fund's Class B Distribution Plan ('Class B Plan') should be continued in effect through the next annual Distribution Plan renewal date." April 14, 2003 Class B Memorandum at 2.

115. The Trustees made an identical request for information regarding the Rule 12b-1 Plans of Class C shares of 35 Eaton Vance mutual funds (the "Eaton Vance Class C Funds"). The Fund at issue here is one of those 35 Eaton Vance Class C Funds.

116. In connection with the April 14, 2003 Meeting, EV Distributors, either directly or through its affiliate EV Management, provided the Trustees with a memorandum entitled "Memorandum Regarding The Proposed Continuation of 12b-1 Distribution Plans," dated April 14, 2003, which concerned the Rule 12b-1 Plans of the Eaton Vance Class C Funds (hereinafter the "April 14, 2003 Class C Memorandum"). (The April 14, 2003 Class B Memorandum and April 14, 2003 Class C Memorandum are hereinafter collectively referred to as the "April 14, 2003 Memoranda").

117. In the April 14, 2003 Memoranda, no distinction is made between those Eaton Vance Class B and Class C Funds whose shares are being sold to new investors, and those, like the Fund at issue in this case, that are closed to new investors. Rather,

repeating the identical statements made in the April 17, 2001 and April 15, 2002 Memoranda, as quoted above in paragraphs 70-74, the April 14, 2003 Memoranda recommend, *en masse*, "... that the Trustees vote to continue each Fund's Class B Plan" (April 14, 2003 Class B Memorandum at 2) and "... that the Trustees vote to continue each Fund's Class C Plan." April 14, 2003 Class C Memorandum at 1.

118. Also in connection with the April 14, 2003 Meeting, EV Distributors, either directly or through its affiliate EV Management, provided the Trustees with a memorandum entitled "Memorandum Regarding The Proposed Continuation of Service Plans," dated April 14, 2003, which concerned the Rule 12b-1 Plans of Class A shares of 72 Eaton Vance mutual funds (the "Eaton Vance Class A Funds) (hereinafter the "April 14, 2003 Class A Memorandum"). The Fund at issue here is one of those 72 Eaton Vance Class A Funds.

119. The April 14, 2003 Class A Memorandum was prepared in response to the Trustees' request for "... such information as may reasonably be necessary for them to make an informed determination of whether each Fund's Class A Service Plan ('Class A Plan') should be continued in effect through the next annual Service Plan renewal date." April 14, 2003 Class A Memorandum at 1.

120. The April 14, 2003 Class A Memorandum, again ignoring the fact that sales of the Fund's shares were no longer being sold to new investors, recommends continuation of the Fund's Rule 12b-1 Service Plan, stating the identical rationale used in the April 17, 2001 and April 15, 2002 Class A Memoranda, as quoted above in paragraphs 76-77.

121. As stated earlier, Goodwin Proctor advised the Trustees that when determining whether to continue an existing 12b-1 Plan, they should consider whether the

Plan had succeeded in producing the anticipated benefits for the Fund and its shareholders. Goodwin Proctor Memorandum April 4, 2003 at 4.

122. Seemingly in response to Goodwin Proctor's directive, in the April 14, 2003 Memoranda and the April 14, 2003 Class A Memorandum, EV Distributors and EV Management state: "The success of the service fee [distribution fee] effort to date is evidenced by an examination of the sales and redemptions of the Funds' Class A [Class B] shares from their inception through December 31, 2002." April 14, 2003 Class A Memorandum at 4; April 14, 2003 Class B Memorandum at 6 ; and see also April 14, 2003 Class C Memorandum at 5. EV Distributors and EV Management then invite the Trustees to examine empirical data, which purportedly shows the Fund's Rule 12b-1 Plan's success in increasing sales to counteract net redemptions of the Fund.

123. In fact, contrary to the representations of EV Distributors and EV Management, Exhibit C to each Memorandum shows that the net sales of the Fund had markedly decreased each year since the Fund was closed to new investors, while net redemptions markedly increased.

124. Exhibit C to the April 14, 2003 Class A Memorandum discloses the following regarding the Fund's Class A shares:

	Sales	Redemptions
Year Ended 12/31/00	500,304,307	244,521,628
Year Ended 12/31/01	308,737,223	298,981,698
Year Ended 12/31/02	50,583,357	331,560,480

125. Exhibit C to the April 14, 2003 Class B Memorandum discloses the following regarding the Fund's Class B shares:

	Sales	Redemptions
Year Ended 12/31/00	773,600,613	361,270,148
Year Ended 12/31/01	338,436,109	468,391,271
Year Ended 12/31/02	63,708,272	567,882,695

126. Exhibit C to the April 14, 2003 Class C Memorandum discloses the following regarding the Fund's Class C shares:

	Sales	Redemptions
Year Ended 12/31/00	773,600,613	361,270,148
Year Ended 12/31/01	211,153,206	209,186,876
Year Ended 12/31/02	39,382,697	241,735,152

127. The minutes of the April 14, 2003 Meeting do not contain any indication that the Trustees, in deciding to continue the Fund's Rule 12b-1 Plans and Agreements, gave any consideration, whatsoever, to the highly pertinent factor that sales of the Fund's shares had been closed to new investors.

128. The minutes of the April 14, 2003 Meeting do not contain any indication that the Trustees, in deciding to continue the Fund's Rule 12b-1 Plans and Agreements, questioned, or gave any consideration, whatsoever, to fact that the April 14, 2003 Memoranda, and the April 14, 2003 Class A Memorandum, did not even acknowledge, or discuss in any way, that the Fund had been closed to the public; was no longer selling its shares to the public; and hence had no reason to or need to expend its money to create an incentive for brokers to sell its shares.

129. When the Trustees decided, at the April 14, 2003 meeting, to continue the Fund's Rule 12b-1 Plans and Agreements, they did not give any consideration, whatsoever, to the highly pertinent factor that sales of the Fund's shares had been closed to new investors.

130. The minutes of the April 14, 2003 Meeting do not contain any indication that the Trustees, in deciding to continue the Fund's Rule 12b-1 Plans and Agreements, gave any consideration, whatsoever, to the highly pertinent factor that continuation of the Plans and Agreements was not needed to, and would not result in the sale of shares of the Fund in the future.

131. When the Trustees decided, at the April 14, 2003 meeting, to continue the Fund's Rule 12b-1 Plans and Agreements, they did not give any consideration, whatsoever, to the highly pertinent factor that continuation of the Plans and Agreements was not needed to, and would not result in the sale of shares of the Fund in the future.

132. In approving the continuation of the Fund's Rule 12b-1 Plans and Agreements at the April 14, 2003 Meeting, the Trustee Defendants utterly failed to consider the fact that since the sales of the Fund's shares had been closed to new investors, that continuation of the Plans and Agreements would not benefit the Fund or the shareholders of the Fund.

133. The Trustee Defendants' approval of the Rule 12b-1 Plans and Agreements at the April 14, 2003 meeting was not the product of, and could not have been the result of arm's length bargaining or negotiations.

134. The Trustee Defendants approved the continuation of the Fund's Rule 12b-1 Plans and Agreements for another year, at the April 14, 2003 Meeting, even though the payments to be made by the Fund under the Fund's Plans and Agreements were not primarily intended to result in the sale of shares issued by the Fund and there was no reasonable likelihood that the continuation of the Fund's Plans and Agreements would benefit to the Fund or its shareholders.

The Trustees' Annual Approval, in April of 2004, of the Continued Payment of the Rule 12b-1 Distribution Fees by the Fund

135. On April, 2004, the Trustees held a meeting at which the Trustees were to consider and act upon the continuation of the Rule 12b-1 Distribution and Service Plans and Distribution Agreements of all of the Eaton Vance Mutual Funds. At that meeting, the Trustees approved the continuation of Plans and Agreements for the Fund at issue in this case. That meeting of the Trustees is hereinafter referred to as the "April, 2004 Meeting."

136. As with the April 17, 2001, April 15, 2002 and April 14, 2003 Meetings, prior to the April, 2004 Meeting, the disinterested Trustees sought legal advice from their legal counsel, Goodwin Proctor, regarding their duties under Rule 12b-1 and the Investment Company Act, in connection with the annual reviews of, and approval of the continuation of the Eaton Vance Funds' Rule 12b-1 Distribution Plans and Agreements. In a memorandum to the Trustees dated April 2, 2004 (hereinafter the "Goodwin Proctor April 2, 2004 Memorandum"), Goodwin Proctor provided the Trustees with advice that was identical to the advice provided to the Trustees in the Goodwin Proctor April 17, 2001 Memorandum, as quoted in paragraphs 60-64 above.

137. In connection with the April, 2004 Meeting, EV Distributors, either directly or through its affiliate EV Management, provided the Trustees with a memorandum entitled "Memorandum Regarding The Proposed Continuation of 12b-1 Distribution Plans," dated April 13, 2004, which concerned the Rule 12b-1 Plans of Class B shares of 74 Eaton Vance Mutual Funds (the "Eaton Vance Class B Funds") (hereinafter the "April 13, 2004 Class B Memorandum"). The Fund at issue here is one of those 74 Eaton Vance Class B Funds.

138. The April 13, 2004 Class B Memorandum was prepared in response to the Trustees' request for "... such information as may reasonably be necessary for them to make an informed determination of whether each Fund's Class B Distribution Plan ('Class B Plan') should be continued in effect through the next annual Distribution Plan renewal date." April 13, 2004 Class B Memorandum at 2.

139. The Trustees made an identical request for information regarding the Rule 12b-1 Plans of Class C shares of 36 Eaton Vance Mutual Funds (the "Eaton Vance Class C Funds"). The Fund at issue here is one of those 36 Eaton Vance Class C Funds.

140. EV Distributors, either directly or through its affiliate EV Management, also provided the Trustees with a memorandum entitled "Memorandum Regarding The Proposed Continuation of 12b-1 Distribution Plans," dated April 13, 2004, which concerned the Rule 12b-1 Plans of the Eaton Vance Class C Funds (hereinafter the "April 13, 2004 Class C Memorandum"). (The April 13, 2004 Class B Memorandum and April 13, 2004 Class C Memorandum are hereinafter collectively referred to as the "April 13, 2004 Memoranda").

141. In the April 13, 2004 Memoranda, no distinction is made between those Eaton Vance Class B and Class C Funds whose shares are being sold to new investors, and those, like the Fund at issue in this case, that are closed to new investors. Rather, restating the identical statements made in the April 17, 2001, April 15, 2002 and April 14, 2003 Memoranda, as quoted above in paragraphs 70-74, the April 13, 2004 Memoranda recommend, *en masse*, "... that the Trustees vote to continue each Fund's Class B Plan" (April 13, 2004 Class B Memorandum at 2) and "... that the Trustees vote to continue each Fund's Class C Plan." April 13, 2004 Class C Memorandum at 1.

142. EV Distributors, either directly or through its affiliate EV Management, also provided the Trustees with a memorandum entitled "Memorandum Regarding The Proposed Continuation of Service Plans," dated April 13, 2004, which concerned the Rule 12b-1 Plans of Class A shares of 75 Eaton Vance Mutual Funds (the "Eaton Vance Class A Funds") (hereinafter the "April 13, 2004 Class A Memorandum"). The Fund at issue here is one of those 75 Eaton Vance Class A Funds.

143. The April 13, 2004 Class A Memorandum was prepared in response to the Trustees' request for "... such information as may reasonably be necessary for them to make an informed determination of whether each Fund's Class A Service Plan ('Class A Plan') should be continued in effect through the next annual Service Plan renewal date." April 13, 2004 Class A Memorandum at 1.

144. The April 13, 2004 Class A Memorandum, again ignoring the fact that sales of the Fund's shares were no longer being sold to new investors, recommended continuation of the Fund's Rule 12b-1 Service Plan, repeating the identical statements made in the April 17, 2001, April 15, 2002, and April 14, 2003 Class A Memoranda, as quoted above in paragraphs 76-77 above.

145. As stated earlier, Goodwin Proctor advised the Trustees that when determining whether to continue an existing 12b-1 Plan, they should consider whether the Plan had succeeded in producing the anticipated benefits for the Fund and its shareholders. Goodwin Proctor Memorandum April 2, 2004, at 4.

146. Seemingly in response to Goodwin Proctor's directive, in the April 13, 2004 Memoranda and the April 13, 2004 Class A Memorandum, EV Distributors and EV Management state: "The success of the service fee [distribution fee] effort to date is

evidenced by an examination of the sales and redemptions of the Funds' Class A [Class B and Class C] shares from their inception through December 31, 2003." April 13, 2004 Class A Memorandum at 4; April 13, 2004 Class B Memorandum at 6 ; and April 13, 2004 Class C Memorandum at 6. EV Distributors and EV Management then invite the Trustees to examine empirical data, which purportedly shows the Fund's Rule 12b-1 Plan's success in increasing sales to counteract net redemptions of the Fund.

147. In fact, contrary to the representations of EV Distributors and EV Management, Exhibit C to each Memorandum shows that the net sales of the Fund had markedly decreased each year since the Fund was closed to new investors, while net redemptions markedly increased.

148. Exhibit C to the April 13, 2004 Class A Memorandum discloses the following regarding the Fund's Class A shares:

	Sales	Redemptions
Year Ended 12/31/00	500,304,307	244,521,628
Year Ended 12/31/01	308,737,223	298,981,698
Year Ended 12/31/02	50,583,357	331,560,480
Year Ended 12/31/03	32,778,200	202,049,652

149. Exhibit C to the April 13, 2004 Class B Memorandum discloses the following regarding the Fund's Class B shares:

	Sales	Redemptions
Year Ended 12/31/00	773,600,613	361,270,148
Year Ended 12/31/01	338,436,109	468,391,271
Year Ended 12/31/02	63,708,272	567,882,695
Year Ended 12/31/03	35,315,466	373,706,441

150. Exhibit C to the April 13, 2004 Class C Memorandum discloses the following regarding the Fund's Class C shares:

	Sales	Redemptions
Year Ended 12/31/00	773,600,613	361,270,148
Year Ended 12/31/01	211,153,206	209,186,876
Year Ended 12/31/02	39,382,697	241,735,152
Year Ended 12/31/03	20,454,177	146,669,341

151. The Trustees' approval of the Fund's Rule 12b-1 Plans and Agreements at the April, 2004 meeting was not the product of, and could not have been the result of, arm's length bargaining or negotiations.

152. The Trustees approved the continuation of the Fund's Rule 12b-1 Plans and Agreements for another year, at the April, 2004 Meeting, even though the payments to be made by the Fund under the Fund's Plans and Agreements were not primarily intended to result in the sale of shares issued by the Fund and there was no reasonable likelihood that the continuation of the Fund's Plans and Agreements would benefit to the Fund or its shareholders.

The Defendants Have Violated, And Continue to Violate, Their Statutory and Common Law Duties to the Fund and its Shareholders

153. The Trustees of the Fund have a fiduciary duty to the Fund and its shareholders. By approving of the continuation of the Plans and the Agreements since March 1, 2001, and by failing to terminate the Plans and Agreements since March 1, 2001, in light of the fact that those Rule 12b-1 Distribution Fees: are not permitted by Rule 12b-1; are excessive; and there was no reasonable likelihood that payment by the Fund of those Rule 12b-1 Distribution Fees would benefit the Fund and its shareholders, the Trustees breached, and continue to breach, their fiduciary duty to the Fund and its shareholders under Section 36(a) of the Investment Company Act and Massachusetts law.

154. As an affiliated company of BMR, the Fund's investment advisor, and as the principal underwriter of the Fund's shares, EV Distributors has a fiduciary duty to the Fund and its shareholders, under Sections 36(a) and (b) of the Investment Company Act and Massachusetts law and EV Distributors is liable under Sections 36(a) and (b) of the Investment Company Act and Massachusetts law, to the Fund, for compensation of payments paid to it by the Fund which are excessive and/or not permitted by Rule 12b-1.

155. By collecting Rule 12b-1 Distribution Fees from the Fund since March 1, 2001, which are excessive; are not permitted by Rule 12b-1; and which will not benefit the Fund or its shareholders, EV Distributors breached its fiduciary duty to the Fund and its shareholders and is liable for excessive Rule 12b-1 Distribution Fees paid to it by the Fund, under Sections 36(a) and (b) of the Investment Company Act and Massachusetts law.

156. By continuing to collect the Rule 12b-1 Distribution Fees from the Fund after the filing of this Amended Complaint, EV Distributors continues to breach its fiduciary duty to the Fund and its shareholders and to violate Sections 36(a) and (b) of the Investment Company Act and is liable for those excessive Rule 12b-1 Distribution Fees that will be paid to it by the Fund.

SECTION 36(b) ALLEGATIONS

157. This action is brought by the Plaintiff, derivatively, on behalf of the Fund, pursuant to Section 36(b) of the Investment Company Act, to recover excessive Rule 12b-1 Distribution Fees paid by the Fund to the Defendant EV Distributors, during the period commencing one year prior to the commencement of this action.

158. As an action brought by the Plaintiff, derivatively on behalf of the Fund, pursuant to Rule 36(b) of the Investment Company Act, the Plaintiff was not required to, and has not made demand upon the Trustees of the Fund to bring this action on behalf of the Fund. *See Daily Income, Inc. v. Fox,* 464 U.S. 523, 104 S.Ct. 831 (1984).

RULE 23.1, F. R. CIV. P., DERIVATIVE ALLEGATIONS

159. This action is also brought by the Plaintiff, derivatively, on behalf of the Fund, pursuant to Rule 23.1, F. R. Civ. P., to recover from all of the Defendants the excessive Rule 12b-1 Distribution Fees paid by the Fund to Distributors during the Closed To New Investors Period.

160. The Plaintiff has not made demand upon the Trustees that the Trustees cause the Fund to bring this action against the Defendants, to recover the excessive, improper and unlawful Rule 12b-1 Distribution Fees which the Defendants have charged, and continue to charge the Fund, and to enjoin the continued payment of the excessive Rule 12b-1 Distribution Fees, because the making of such demand in this case would have been futile and hence is excused.

161. Demand upon the Trustees to bring this action on behalf of the Fund, against the Defendants, would have been futile because:

a. the claims asserted herein against the Defendants concern the Rule 12b-1 Distribution Fees charged to the Fund by EV Distributors pursuant to the Rule 12b-1 Plan and the Agreement, which the Trustees have specifically:

(i) voted to approve;

(ii) voted to continue on at least four occasions since March 1, 2001, when they closed the Fund to new investors; and

> (iii) repeatedly, at least four times each year since March 1, 2001, failed to terminate after review of the quarterly information provided to them regarding the payment of the Rule 12b-1 Distribution Fees pursuant to SEC Rule 12b-1(e).

b. pursuant to Rule 12b-1 and the express terms of the Rule 12b-1 Plan, the Plan can be terminated by the Trustees at any time, but the Trustees have failed to do so, and continue to fail to do so; and

c. pursuant to Rule 12b-1 and the express terms of the Rule 12b-1 Agreement, the Agreement with EV Distributors can be terminated by the Trustees at any time, without penalty, on 60 days notice to EV Distributors, but the Trustees have failed to do so, and continue to fail to do so.

162. The circumstances detailed throughout this complaint demonstrate that demand would be futile and hence is excused under the principles established in *Harhen v. Brown*, 431 Mass. 838, 842-843 and fn. 5 (2000). Specifically, this complaint alleges "...with particularity facts that, if true, raise a significant prospect that the Trustee Defendants would be adjudged liable to the [Fund]..." *Id.* at 843, fn. 5, citing 1. ALI Principal of Corporate Government: Analysis and Recommendations Section 1.23(a)(1) (1994).

163. That demand would be futile under these circumstances is reinforced by the following conclusion in *Daily Income Fund, Inc.*, 464 U.S. at 546 (Stevens, J., concurring):

> ... a demand requirement would serve no meaningful purpose ... the contract between the fund and its investment advisor had been expressly approved by the independent directors of the fund. Since the disinterested directors are required to review and approve all advisory fee contracts under §15 of the Act ... a demand would be a futile gesture after directors have already passed on the contract....

164. The Plaintiff has also not made demand on all of the shareholders of the Fund. There are thousands of shareholders of the Fund. Under such circumstances, where there are a very large number of shareholders, demand on the shareholders is not required. *See Harhen v. Brown*, 431 Mass. 838, 849 (2000).

COUNT I

Against the Defendant EV Distributors for Breach of Fiduciary Duty And For Violation of Sec. 36(b) of the Investment Company Act

165. The Plaintiff repeats and realleges all of the preceding paragraphs in this Complaint.

166. The Defendant EV Distributors is liable to the Fund for breach of its fiduciary duty to the Fund and its shareholders and for violation of Sec. 36(b) of the Investment Company Act.

167. The Fund has been damaged by the Defendant EV Distributor's breach of its fiduciary duty to the Fund and its shareholders and by its violation of Sec. 36(b) of the Investment Company Act.

168. Pursuant to Sec. 36(b) of the Investment Company Act, the Defendant EV Distributors is liable to the Fund for the amount of Rule 12b-1 Distribution Fees paid to the Defendant EV Distributors by the Fund Fees during the period beginning one year prior to the commencement of this action.

COUNT II

Against All Of The Defendants Under Sec. 36(a) Of The Investment Company Act

169. Plaintiff repeats and realleges all of the preceding paragraphs in this Complaint.

170. All of the Defendants are liable to the Fund for breach of their fiduciary duties to the Fund and its shareholders and for violation of Sec. 36(a) of the Investment Company Act.

171. The Fund has been damaged by all of the Defendants' breach of their fiduciary duties to the Fund and its shareholders and for violations of Sec. 36(a) of the Investment Company Act.

172. Pursuant to Sec. 36(a) of the Investment Company Act, all of the Defendants are liable to the Fund for the amount of the Rule 12b-1 Distribution Fees that have been paid to and will be paid to EV Distributors by the Fund during the Closed to New Investors Period.

COUNT III

Against All of The Defendants for Breach of Their Fiduciary Duty To the Fund and Its Shareholders Under Massachusetts Law

173. Plaintiff repeats and realleges all of the preceding paragraphs in this Complaint.

174. All of the Defendants are liable to the Fund for breach of their fiduciary duty to the Fund and its shareholders under Massachusetts law.

175. The Fund has been damaged by all of the Defendants' breach of their fiduciary duty to the Fund and its shareholders under Massachusetts law, by the amount which Defendant EV Distributors received from and will receive from the Fund as Rule 12b-1 Distribution Fees during the Closed to New Investors Period.

176. All of the Defendants are liable to the Fund for the amount of the Rule 12b-1 Distribution Fees that have been paid to and will be paid to Defendant EV Distributors by the Fund during the Closed to New Investors Period.

PRAYERS FOR RELIEF

WHEREFORE, Plaintiff prays this Honorable Court to:

A. Find the Defendant EV Distributors liable for breach of its fiduciary duty to the Fund and its shareholders and for violations of Sec. 36(b) of the Investment Company Act;

B. Find all Defendants liable for breach of their fiduciary duty to the Fund and its shareholders under Massachusetts law and for violations of Sec. 36(a) of the Investment Company Act;

C. Declare that the Rule 12b-1 Distribution Fees that have been and continue to be charged the Fund by the Defendants EV Distributors are excessive, improper and unlawful;

D. Issue a permanent injunction, enjoining the Defendant EV Distributors from continuing to charge the Rule 12b-1 Distribution Fees which this Court finds to be excessive, improper and unlawful;

E. Issue a permanent injunction, enjoining the Trustee Defendants from continuing to approve the Rule 12b-1 Distribution Fees which this Court finds to be excessive, improper and unlawful;

F. Determine and award to the Fund from all of the Defendants the amount of the excessive Rule 12b-1 Distribution Fees that the Corporate Defendant EV Distributors has received from the Fund;

G. Award the Plaintiff her reasonable attorneys fees and costs; and

H. Any other further relief which this Court finds just and proper.

THE PLAINTIFF DEMANDS A TRIAL BY JURY

The Plaintiff demands a trial by jury of all issues so triable.

Dated: February 18, 2005

Submitted by the attorneys for the Plaintiff,

Edward F. Haber (BBO No. 215620)
Lara Sutherlin BBO (No. 651267)
SHAPIRO HABER & URMY LLP
53 State Street
Boston, MA 02109
(617) 439-3939

OF COUNSEL:

Richard J. Vita (BBO No. 510260)
77 Franklin Street, 3rd Floor
Boston, MA 02110
(617) 426-6566

CERTIFICATE OF SERVICE

I, Edward F. Haber, hereby certify that a true copy of the above document was served upon the all attorneys of record by hand and overnight delivery on February 18, 2004.

Edward F. Haber

DECLARATION

Now comes Michelle Yameen, and she hereby deposes and says:

1. I am the Plaintiff in the action entitled *Michelle Yameen v. Eaton Vance Distributors, Inc., Defendant, derivatively on behalf of Eaton Vance Tax-Managed Growth Fund 1.1, Nominal Defendant.*

2. I have reviewed the Amended Derivative Complaint in the action. The allegations in paragraph five of the Amended Derivative Complaint are true and accurate to the best of my knowledge and belief.

Signed and sworn to this 17 day of February, 2005, under the pains and penalties of perjury under the laws of the United States.

Michelle Yameen